Exhibit 12.1
DIAMOND OFFSHORE DRILLING, INC.
Statement re Computation of Ratios
(Thousands of Dollars)
Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
	2009	2008	2007	2006	2005
Computation of Earnings:

Pretax income (loss) from continuing operations	$1,868,431	$1,847,046	$1,243,372	$954,030	$330,318
Less Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	—	(16,870)	(19,320)	(14,951)	(1,301)
Add: Previously capitalized interest amortized during the period	3,400	2,428	1,928	1,652	1,652

Total earnings (losses), before fixed charge addition	1,871,831	1,832,604	1,225,980	940,731	330,669

Computation of Fixed Charges:

Interest, including interest capitalized	51,585	28,842	40,648	52,185	69,806

Total fixed charges	51,585	28,842	40,648	52,185	69,806

Total Earnings (Losses) and Fixed Charges	$1,923,416	$1,861,446	$1,266,628	$992,916	$400,475

Ratio of Earnings (Losses) to Fixed Charges (1)	37.29	64.54	31.16	19.03	5.74

(1)	For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which we believe represents the interest factor attributable to rent.